Mail Stop 3561

September 3, 2008

Mr. Daniel F. Medina
President
Genesis Companies Group, Inc.
255 S. Leland Norton Way
San Bernardino, CA 92408

  **Re:** **Genesis Companies Group, Inc.**
    **Form 10-KSB/A for Fiscal Year Ended**
    **December 31, 2007**
    **Filed August 28, 2008**
    **Form 10-Q for Fiscal Quarter Ended**
    **March 31, 2008**
    **Filed August 6, 2008**
    **Form 10-Q for Fiscal Quarter Ended**
    **June 30, 2008**
    **Filed August 19, 2008**
    **File No. 033-34078-A**

Dear Mr. Medina,

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures, page 14

Disclosure Controls and Procedures

1. We reviewed your response to our prior comment two. Your response did not address our comment, thus the comment will be reissued. Tell us how management's failure to provide the disclosure required by paragraph (a)(2) of Item 308(T) of Regulation S-B impacts the conclusion regarding the effectiveness of your disclosure controls and procedures (not your internal controls over financial reporting as indicated in your response) as of the end of the fiscal year. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Section 302 and Section 906 Certifications

2. We note that the Section 302 and Section 906 certifications filed with your amended Form 10-KSB are not currently dated. In addition, it appears that the Section 906 certification signed by Daniel Medina continues to make reference to your Form 10-KSB for the year ended December 31, 2008, not 2007. Please amend your filing to include currently dated certifications that make reference to the appropriate date.

Form 10-Q for Fiscal Quarter Ended June 30, 2008 and Form 10-Q for Fiscal Quarter Ended March 31, 2008

Section 302 Certifications

3. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- Paragraph 1 makes reference to Form 10-QSB rather than Form 10-Q
- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
  Please revise your certifications to address each of the matters noted above and ensure they are currently signed.

Section 906 Certifications

4.  Please revise the opening paragraph of your Section 906 certifications to make reference to Form 10-Q rather than Form 10-QSB.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.


                                        Sincerely,


                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Health Care Services